LAURIER INTERNATIONAL, INC.
122 Ocean Park Boulevard, Suite 307
Santa Monica, CA 90405
Tel: (310) 396-1691

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 12, 2007 to the holders of record at the close of business September 27, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Laurier International, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by certain Stock Purchase Agreements, dated as of September 27, 2007 (“Stock Purchase Agreements”), by and among the Company, Katherine Bracey and John Bracey (the “Sellers”), Fountainhead Capital Management Limited (for itself and on behalf of La Pergola Investments Limited). (collectively, the “Purchasers”). The transactions contemplated by the Stock Purchase Agreements were consummated on September 27, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Copy of the Stock Purchase Agreements were filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on October 1, 2007.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On September 27, 2007, the Sellers entered into the Stock Purchase Agreements with the Purchasers, pursuant to which the Sellers agreed to sell to the Purchasers 5,000,000 shares of the Company’s common stock (the “Shares”) for a purchase price, in the aggregate amount of $175,000 at the closing (the “Closing”) of the transactions contemplated by the Stock Purchase Agreement. The sale represents a change of control of the Company and the Shares acquired by the Purchasers represents approximately 90.8% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis (net of 5,000 shares transferred to certain “finders” in connection with the acquisition transaction). As of the Record Date, the Company had approximately 5,501,000 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the shareholders are entitled to vote.

Upon the signing of the Stock Purchase Agreements, Katherine Bracey and John Bracey, the sole members of the Board of Directors submitted their resignations and appointed Thomas W. Colligan, as the sole director of the Company. The resignations of Katherine Bracey and John Bracey will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company and the filing of same with the Securities and Exchange Commission (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Stock Purchase Agreements;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Stock Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Laurier International, Inc., 122 Ocean Park Boulevard, Suite 307, Santa Monica, CA 90405.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

John Bracey, Director, President, CEO, CFO, Treasurer, Secretary 51-3745 Lakeshore Road Kelowna, BC, Canada V1W 3K4	3,000,000	54.54	0	*

Katherine, Director 51-3745 Lakeshore Road Kelowna, BC, Canada V1W 3K4	2,000,000	36.36	0	*

Fountainhead Capital Management Limited. 1 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	4,245,000	77.17

La Pergola Investments Limited. 1 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	750,000	13.63

Thomas W. Colligan, Director	0	*	0	*

All officers and directors as a group (2 persons named above)	5,000,000	90.89%	0	*%
* less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)
A total of 5,501,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 5,501,000 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Stock Purchase Agreements on the Closing Date, the sole members of the Board of Directors, Katherine Bracey and John Bracey, submitted their resignations and appointed Thomas W. Colligan to the Board of Directors of the Company. Mr. Colligan’s appointment was with immediate effect. The resignations of Katherine Bracey and John Bracey will become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officer and director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position

John Bracey (1) Katherine Bracey (2)	59 51	Director, President, Treasurer and Secretary Director
Thomas W. Colligan (2)	36	Director, President, Treasurer and Secretary

(1)
Mr. Bracey’s resignation as a Director will become effective on the Effective Date. His resignation from all offices of the Company held by him became effective at the Closing of the Stock Purchase Agreements.

(2)	Mrs. Bracey’s resignation as a Director will become effective on the Effective Date

(3)	Mr. Colligan’s appointment as a Director and his appointment as President, Secretary and Treasurer was effective as of the Closing Date.

John Bracey is the creative contributor to GEOTHEATRE PRODUCTIONS full product line. He too, has been instrumental in the development of all resources and continues to contribute to product upgrading and new product design. Having been trained as an accountant, Mr. Bracey's creative talents fought their way to the surface, but the learned accounting principles have proven very useful in dealing with all types of business matters. His appointment to and his involvement in several Ministry of Education Committees in British Columbia have been the source of many contacts, encouraging support and direct input from industry specialists, especially in the field of Social Studies and more specifically, Geography. These committees include the British Columbia Social Studies Overview Team, The Equivalency Working Group, The Standing Committee on Student Financial Assistance, The Transition Team (secondary to post secondary, published the directional document called "Moving On" for the B.C. Ministry of Education) and the Project Management Team for the Millennium Scholarship. Since May of 2001 and up to the present, Mr. Bracey has been Managing Director of a British Columbia registered non-profit society called Bravo Westside Society. This society is mandated with Community Development and Improvement for the area on the Westside of Okanagan Lake near the city of Kelowna. Mr. Bracey is an honorary participating Director of the Westbank & District Chamber of Commerce. Mr. Bracey has owned and operated several businesses in the past that include B&B Associates Ltd., a real estate company he founded in 1974 and sold in 1978, and Sunshine Innovations, a construction company he operated between 1974 and 1978. He has management experience with the provincial government of Manitoba and in several sectors of private industry. Currently, Mr. Bracey is under contract with the National Film Board of Canada to direct and co-produce the first in a series of animated videos aimed at the preschool market and teach a fundamental Social Studies lesson. John and Katherine Bracey wrote the first story in the series.

 Katherine Bracey has many years of small business management and private sector jobs ranging from recording studio receptionist to executive secretary. Her general education includes high school and university programs. High school included basic business fundamentals such as bookkeeping, typing and general business courses. At the University of Winnipeg, she majored in Geography and minored in Economics. These courses helped to provide the basic background for her current endeavors. Mrs. Bracey's experience as an office manager included sales, product purchasing & ordering, print design & layout, employee management, accounts collection, basic bookkeeping, front desk reception, scheduling and a myriad of client and supplier interpersonal facilitating. From May 1998 to October 1999 Mrs. Bracey was employed as Manager for Lakeside Resort and Marina at Seclusion Bay Resort Westbank BC Canada. From November 1999 to May 2001 she was self-employed working on children's books, animated video and educational research projects. From June 2001 to the current date she has been employed as an administrative assistant for Bravo Westside Society, a non-profit society mandated for community development and improvement. The development of the Learning Resources, that are the product line for GEOTHEATRE PRODUCTIONS, has taken place over a period of 7 years. She has been involved in this process from its inception and has actively participated in all stages of research and development, including one-on-one interviews with school principals, face-to-face user surveys, and qualified mail surveys with response rates as high as 80%, and all phases of prototype construction.

Thomas W. Colligan is currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;” “Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan is also the sole director and President of Applied Medical Devices, Inc., a public reporting company.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on December 31, 2006, the Board of Directors have not met for either a regularly scheduled or special meeting but has acted by written consent twice.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by or paid to the Company’s named executive officers for the fiscal year ended 2006 including all individuals that served as the Company’s principal executive officer or acting in a similar capacity and the only other executive officer whose compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)

John Bracey - President, Treasurer and Secretary	2006	0	0	0

Thomas W. Colligan - President, Treasurer and Secretary	2006	-	-	-

Upon the closing of the Stock Purchase Agreements on September 27, 2007, Mr. and Mrs. Bracey tendered their resignations to the Company from all offices held by her effective on the Effective Date. On the Effective Date, Geoffrey Alison will become the President, Treasurer and Secretary of the Company. Mr. Alison will not be receiving any compensation from the Company.

Compensation of Directors

Directors of the Company may be reimbursed for any out-of-pocket expenses incurred by them for each regular or special meeting attendance. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded since the fiscal year ended December 31, 2006.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the shares contemplated by the Share Purchase Agreements. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

October 1, 2007.